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                               June 6, 2022

       Vlad Vitoc, M.D., M.B.A.
       Chief Executive Officer
       MAIA Biotechnology, Inc.
       4444 West Lake Street, Suite 1700
       Chicago, IL 60606

                                                        Re: MAIA Biotechnology,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 31, 2022
                                                            File No. 333-264225

       Dear Dr. Vitoc:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Form S-1 filed May 31, 2022

       Cover Page

   1. We note your revised disclosure that you intend to apply to list your common stock on the
                                                        NYSE American but that
there is no assurance that your listing application will be
                                                        approved. Please revise
to state whether listing approval is a condition to the offering. If it is not, include related
risk factor disclosure. Please also amend your references to "NYSE"
                                                        to clarify that you are
referring to the NYSE American.
 Vlad Vitoc, M.D., M.B.A.
MAIA Biotechnology, Inc.
June 6, 2022
Page 2

       You may contact Mary Mast at 202-551-3613 or Eric Atallah at 202-551-3663 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,
FirstName LastNameVlad Vitoc, M.D., M.B.A.
                                                         Division of
Corporation Finance
Comapany NameMAIA Biotechnology, Inc.
                                                         Office of Life
Sciences
June 6, 2022 Page 2
cc:       Janeane Ferrari, Esq.
FirstName LastName